Berto Acquisition Corp.

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

April 28, 2025

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Peter McPhun

Isaac Esquivel

Ruairi Regan

Dorrie Yale

Re:	Berto Acquisition Corp.

Registration Statement on Form S-1

Filed March 21, 2025, as amended

File No. 333-286023

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Berto Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on April 29, 2025, or as soon thereafter as practicable.

Please call Joel L. Rubinstein of White & Case LLP at (212) 819-7642 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

Berto Acquisition Corp.

By:	/s/ Harry L. You
Name:	Harry L. You
Title:	Executive Chairman and Interim Chief Financial Officer

cc: Joel L. Rubinstein, White & Case LLP